COMBINATION MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF RENTS AND FIXTURE FINANCING STATEMENT

This Combination Mortgage, Security Agreement, Assignment of Rents and Fixture Financing Statement ("Mortgage"), dated as of December 17, 2010, is given by CRI Hotel Income of Minnesota, LLC, a Delaware limited liability company ("Mortgagor"), to Franklin National Bank of Minneapolis ("Mortgagee").

WITNESSETH, THAT, in consideration of a loan made by Mortgagee to Mortgagor, Mortgagor does hereby grant, bargain, sell, and convey unto Mortgagee, forever: (a) the tracts or parcels of land, and any streets or alleys adjoining said premises heretofore or hereafter vacated, lying and being in the County of Hennepin, State of Minnesota, described on Exhibit "A" attached hereto and made a part hereof (hereafter sometimes called the "Land"); (b) all of the Mortgagor's interest in all of the buildings, structures, and other improvements now standing or at any time hereafter constructed or placed upon the Land (hereafter sometimes called the "Improvements"); (c) all of the Mortgagor's interest in all fixtures described on Exhibit "B" attached hereto and made a part hereof now or hereafter owned by Mortgagor and located on the Land or the Improvements and all other equipment now or hereafter located on the Land or the Improvements, owned by Mortgagor and used to maintain or operate the Mortgaged Property (hereafter sometimes called the "Fixtures"); (d) all extensions, additions, improvements, betterments, renewals and replacements of any of the foregoing; and (e) all contracts, general intangibles, hereditaments, easements, rights, privileges and appurtenances now or hereafter belonging, attached or in any way pertaining to the Land or to any of the Improvements (all of the foregoing are hereafter referred to as the "Mortgaged Property").

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee forever.

PROVIDED, NEVERTHELESS, that if Mortgagor shall pay, or cause to be paid, to Mortgagee, by December 31, 2013, the $3,500,000.00 Promissory Note from Mortgagor to Mortgagee dated as of the date hereof (together with all extensions, renewals, amendments and replacements thereof, the "Note"), all of the terms of which are hereby made a part of this Mortgage to the same extent and with the same effect as if they were fully set forth herein, and shall also pay all other sums, with interest thereon, as may be advanced by Mortgagee in accordance with this

Mortgage to protect the lien of this Mortgage, and shall also keep and perform all and singular the covenants herein and in the Note on the part of Mortgagor to be kept and performed (all such debts and obligations being hereafter sometimes called the "Indebtedness"), then this Mortgage shall be null and void, in which event Mortgagee will execute and deliver to Mortgagor, in form suitable for recording, a full release of this Mortgage; otherwise, this Mortgage shall remain in full force and effect.

Mortgagor represents, warrants and covenants to and with Mortgagee that it is lawfully seized in fee simple of the Mortgaged Property unless otherwise expressly limited and subject to the Permitted Encumbrances, and has the right and lawful authority to mortgage the same as provided herein; that the Mortgaged Property is free from all liens and encumbrances except those matters listed on Exhibit "C" attached hereto and made a part hereof (the "Permitted Encumbrances"); that, except as disclosed on the survey of the Mortgaged Property dated February 15, 2008 prepared by Advance Surveying & Engineering Co., all Improvements now or hereafter located on the Land are, or will be, located entirely within the boundaries of the Land; Mortgagor will warrant and defend the title to the Mortgaged Property against all claims and demands whatsoever not specifically excepted herein; and that, except as disclosed in any written environmental report delivered to Mortgagee on or before the date of this Mortgage, there is now, and, so long as any Indebtedness remains unpaid, will be, no hazardous substance as defined in Minnesota Statutes Section 115B.02, Subdivision 8 or as defined in any comparable state or Federal environmental law, located anywhere in or on the Mortgaged Property in violation of applicable environmental laws, nor any facility as defined in Minnesota Statutes Section 115B.02, Subdivision 5, located in or on the Mortgaged Property. Except to the extent arising from Mortgagee's gross negligence or willful misconduct, Mortgagor shall indemnify, hold harmless and defend Mortgagee from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by governmental authorities or private parties), including fees and out of pocket expenses of attorneys and expert witnesses, investigatory fees, and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any breach of any representation or warranty of Mortgagor in this section and any failure by Mortgagor to perform any of its obligations under this section.

ARTICLE I

Covenants of Mortgagor

Mortgagor further covenants and agrees as follows:

1.01   Insurance. Mortgagor will keep the Improvements and Fixtures now existing or hereafter erected or placed on its Land insured against loss by fire, perils of extended coverage, and such other hazards, casualties, and contingencies as Mortgagee shall designate for the full replacement cost thereof with policies in such form as may be reasonably required by Mortgagee. All insurance shall be carried in companies reasonably approved by Mortgagee and the policies and renewals thereof shall (a) contain a waiver of defense based on coinsurance, (b) be constantly assigned and pledged to and held by Mortgagee as additional security for the Indebtedness, and (c) have attached thereto loss payable and additional insured clauses in favor of and in form acceptable to Mortgagee. In event of loss in excess of $10,000.00, Mortgagor

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will give immediate notice by mail to Mortgagee, who may make proof of loss if not made promptly by Mortgagor. Mortgagor hereby authorizes Mortgagee to settle and compromise all claims in excess of $50,000.00 on such policies and hereby authorizes and directs each insurance company concerned to make payment for any such loss directly to Mortgagee. All insurance proceeds shall in the absence of an Event of Default, be made available to the Mortgagor to fund the restoration of the Mortgaged Property subject to Mortgagee's normal conditions and requirements with respect to construction loans, or, at Mortgagor's option, to payment of the Indebtedness. In the event of foreclosure of this Mortgage, all right, title and interest of Mortgagor in and to any insurance policies then in force and proceeds of insurance not yet paid for loss or damage shall pass to the purchaser at the foreclosure sale.

1.02   Payment of Utility Charges. Mortgagor shall pay or cause to be paid all charges for electricity, gas, heat, water, and sewer furnished or used in connection with the Mortgaged Property and will, upon request by Mortgagee, furnish proper receipts showing such payment.

1.03   Liens. Except for the Permitted Encumbrances and liens Mortgagor is contesting in good faith and by appropriate proceedings, Mortgagor will keep the Mortgaged Property free from all liens, encumbrances and security interests of every nature heretofore or hereafter arising. No fixtures will be installed subject to a vendor's lien or other lien except for Permitted Encumbrances. Should any fixture be installed, the lien of this Mortgage shall immediately attach and be prior and superior to all other liens or claims except for Permitted Encumbrances. Mortgagor shall pay all amounts and perform all obligations required pursuant to any Permitted Encumbrance on the Mortgaged Property and shall not permit any material default by Mortgagor to occur thereunder.

1.04   Care of Property. Mortgagor will take good care of the Mortgaged Property, and will maintain the same in as good repair and condition as existed at the date of this Mortgage, ordinary depreciation, wear and tear, and damage from casualty or condemnation excepted, and will commit or permit no waste, and will not construct any new Improvements on its Land nor add to or alter the design or structural character of any of its Improvements without the prior written consent of Mortgagee (which consent shall not be unreasonably withheld, conditioned or delayed) if such addition or alteration would cost more than $100,000.00, and will not remove or permit removal of any of its Improvements or Fixtures of any kind from its Land other than the removal of obsolete property nor do any act that would impair or lessen in any material respect the value of the Mortgaged Property without the prior written consent of Mortgagee. Mortgagor will promptly comply with all present and future laws, ordinances, rules and regulations of any governmental authority affecting the Mortgaged Property, subject to Mortgagor's right to contest the same in good faith and by appropriate proceedings.

1.05   Right of Mortgagee to Enter. Mortgagor will permit Mortgagee and its agents to enter and to authorize others to enter upon any or all of the Mortgaged Property, at any time and from time to time after at least two business days' prior written notice, to inspect the same, to perform or observe any covenants, conditions or terms which Mortgagor shall fail to perform, meet or comply with, or for any other purpose in connection with the protection or preservation of Mortgagee's security, without thereby becoming liable to Mortgagor or any person in possession under Mortgagor. Mortgagee is under no obligation to exercise the rights permitted by this section.

1.06   Assignment of Rents. Mortgagor hereby sells, assigns and transfers unto Mortgagee all rents, issues and profits now due and which hereafter may become due, through and including the entire redemption period following a foreclosure sale under this Mortgage, under or by virtue of any lease, or of any letting or any agreement for the use or occupancy of the Mortgaged Property or any part thereof, which may have been heretofore or may hereafter be made or agreed to by Mortgagor, it being the intention hereby to establish an absolute transfer and assignment of all rents, issues and profits arising therefrom or accruing thereunder and any renewals or extensions thereof, provided that, so long as no Event of Default has occurred and is continuing, Mortgagor may collect and have the benefit of all such rents, issues and profits.

1.07   Uniform Commercial Code Security Interest. This instrument is intended to be a security agreement pursuant to the Uniform Commercial Code covering any of the items or types of property included as part of the Mortgaged Property that may be subject to a security interest pursuant to the Uniform Commercial Code, and Mortgagor hereby grants to Mortgagee a security interest in such items or types of property. Mortgagor will authorize and deliver to Mortgagee, upon Mortgagee's request, any financing statements or amendments thereof or continuation statements thereto that Mortgagee may require to perfect a security interest in said items or types of property. The Mortgagor shall pay all costs of filing such instruments, and all such costs shall be secured by this Mortgage.

From the date of its recording, this Mortgage shall be effective as a financing statement filed as a fixture filing with respect to all goods constituting part of the Mortgaged Property which are or are to become fixtures related to the Land. For this purpose, the following information is set forth:

A.   Name and Address of Debtor:

CRI Hotel Income of Minnesota, LLC
11200 Rockville Pike, Suite 500
Rockville, MD 20852
State Organizational No.: 4895927 (DE)

B.   Name and Address of Secured Party:

Franklin National Bank of Minneapolis
525 Washington Avenue North
Minneapolis, MN 55401

C.   This document covers goods which are or are to become fixtures.

1.08   Taxes. Mortgagor will pay all taxes, assessments and other similar charges, other than Mortgagee's income tax or alternative minimum tax, which may be assessed upon the Mortgaged Property, or upon Mortgagee's interest therein, or upon this Mortgage or the moneys secured hereby without regard to any law heretofore enacted or hereafter to be enacted, imposing payment of the whole or any part thereof upon Mortgagee, subject to Mortgagor's right to contest the same in good faith and by appropriate proceedings. Mortgagor shall be entitled to pay any assessment levied against the Mortgaged Property over the longest period allowed by applicable law. Upon violation of this undertaking or the passage of a law imposing payment of

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the whole or any portion of any of the taxes aforesaid upon Mortgagee, or upon the rendering by any court of competent jurisdiction of a decision that the undertaking by Mortgagor as herein provided to pay any taxes, assessments or other similar charges is legally inoperative, then and in any such event the Indebtedness, without any deduction or prepayment fee, shall at the option of Mortgagee become immediately due and payable, notwithstanding anything contained in this Mortgage or any law hereafter enacted.

1.09   Condemnation. If all or any part of the Mortgaged Property is damaged, taken or acquired, either temporarily or permanently, in any condemnation proceeding or by exercise of the right of eminent domain, or by conveyance in lieu thereof, the amount of any award or other payment for such taking, acquisition or damages made in consideration thereof, to the extent of the full amount of the remaining Indebtedness, is hereby assigned to Mortgagee, who is empowered to collect and receive the same and to give proper receipts therefor in the name of Mortgagor, and the same shall be paid forthwith to Mortgagee. All such amounts shall in the absence of an Event of Default, be made available to the Mortgagor to fund the restoration of the Mortgaged Property or, at Mortgagor's option to payment of the Indebtedness.

1.10   Subrogation. If Mortgagee pays any prior lien from the proceeds of the loan evidenced by the Note, it shall be subrogated to the rights of the holder of such prior lien as fully as if such lien had been assigned to Mortgagee.

1.11   Miscellaneous Rights of Mortgagee. Mortgagee may at any time and from time to time, without notice, release any person liable for payment of any of the Indebtedness, extend the time or alter the terms of payment of any of the Indebtedness, accept additional security of any kind, release any property securing the Indebtedness, consent to the making of any plat or map of the Land or the creation of any easement thereon or any covenants restricting use or occupancy thereof, or alter or amend the terms of this Mortgage in any way. No such release, modification, addition, or change shall affect the liability of any person other than the person so released for payment of the Indebtedness, nor affect the priority and first lien status of this Mortgage upon any property not so released.

1.12   Right of Mortgagee to Perform. If Mortgagor fails to pay all and singular any taxes, installment of assessments or other similar charges heretofore or hereafter assessed against the Mortgaged Property or fails to obtain the release of any lien or encumbrance (other than the Permitted Encumbrances) of any nature heretofore or hereafter arising upon the Mortgaged Property or fails to perform any other covenants and agreements contained in this Mortgage, and in each case such failure continues beyond any applicable grace period, or if any action or proceeding is commenced which adversely affects or questions the title to or possession of the Mortgaged Property or the interest of Mortgagor or Mortgagee therein, then Mortgagee at its option may perform such covenants and agreements, investigate and defend against such action or proceeding, and take such other action as Mortgagee deems necessary to protect Mortgagee's interest. Any amounts disbursed by Mortgagee pursuant to this section, including court costs and expenses and reasonable attorneys' fees, shall become additional Indebtedness of Mortgagor secured by this Mortgage. Such amounts shall be payable upon notice from Mortgagee to Mortgagor requesting payment thereof, and shall bear interest from the date of disbursement at the highest rate then applicable to the principal provided in the Note. Nothing contained in this section shall require Mortgagee to incur any expense or to do any act hereunder.

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1.13   Transfer of Mortgaged Property. Mortgagor may not sell, assign, convey or mortgage the legal or equitable title or both legal and equitable title to all or any portion of the Mortgaged Property without the written consent of Mortgagee, except for Permitted Encumbrances and the disposal of obsolete equipment.

1.14   Miscellaneous Agreements. Mortgagor shall:

a.   Apply tenant security deposits, if any, as required by Minnesota Statutes, Section 504B.178;

b.   Pay when due prior or current real estate taxes or special assessments with respect to the Mortgaged Property, or the periodic escrow for the payment of the taxes or special assessments, subject to Mortgagor's right to contest the same in good faith and by appropriate proceedings and to pay any such assessments over the longest period allowed by applicable law;

c.   Pay when due premiums for insurance of the type required by this Mortgage, or the periodic escrow for the payment of the premiums;

d.   Keep the covenants required of a lessor or licensor pursuant to Minnesota Statutes, Section 504B.161, subd. 1, if applicable.

1.15   Costs of Administration; Compliance with Laws and Regulations. If Mortgagor shall request any consent, agreement, modification or release from Mortgagee concerning the Mortgaged Property, the Note or any other agreement securing or relating to the Indebtedness (other than a mortgage satisfaction upon payment in full of the Indebtedness), Mortgagor shall pay to Mortgagee on demand a reasonable fee for considering the request along with any reasonable expenses such as appraisal fees, reasonable attorneys' fees or credit report charges, whether or not the request is granted by Mortgagee. Such amounts shall become additional Indebtedness of Mortgagor secured by this Mortgage and shall bear interest from the date incurred or disbursed at the highest rate then applicable to the principal provided in the Note. Mortgagor also agrees to execute and deliver to Mortgagee, promptly upon request by Mortgagee, such documents as Mortgagee shall require in order better to effectuate the purposes of this Mortgage or to comply, or evidence compliance, with all present and future laws and regulations governing Mortgagee.

ARTICLE II

Default

2.01   Event of Default Defined. Each Event of Default under the Loan Agreement described in the Note shall be an Event of Default hereunder.

2.02   Remedies. Upon the occurrence of an Event of Default and at any time thereafter until such Event of Default is cured to the reasonable satisfaction of Mortgagee, Mortgagee may at its option exercise any or all of the following rights and remedies (and any other rights and remedies now or then available to it, either hereunder or at law or in equity, including, without limitation, the rights and remedies provided in Section 1.06 hereof):

a.   Mortgagee may, without notice to Mortgagor, declare immediately due and payable all of the Indebtedness, and the same thereupon shall be immediately due and payable; and

b.   Mortgagee may foreclose this Mortgage by action or advertisement, and Mortgagor hereby authorizes Mortgagee to do so, power being herein expressly granted to sell the Mortgaged Property at public auction without any prior hearing or notice thereof and to convey the same to the purchaser, in fee simple, pursuant to the statutes of Minnesota in such case made and provided and out of the proceeds arising from such sale, to pay all Indebtedness with interest, and all reasonable legal costs and charges of such foreclosure and the maximum reasonable attorneys' fees permitted by law, which costs, charges, and fees Mortgagor agrees to pay. In the event of a sale under this Mortgage, whether by virtue of judicial proceedings or otherwise, the Mortgaged Property may, at the option of Mortgagee, be sold as one parcel and as an entirety or in such parcels, manner, and order as Mortgagee in its sole discretion may elect; and

c.   Mortgagee may exercise the rights and remedies of a secured party under the Uniform Commercial Code. Mortgagee may proceed in whatever order it chooses against any items of personal property under the Uniform Commercial Code or against the real property or it may proceed against both items of personal property and real property in accordance with its rights and remedies in respect of real property. The exercise of any right or remedy with respect to any part of the Mortgaged Property shall not affect the availability of any other of Mortgagee's rights and remedies under the Uniform Commercial Code, other applicable law, or this Mortgage. All expenses (including any receiver's fees, reasonable attorneys' fees, costs, and agents' compensation) incurred by Mortgagee pursuant to the powers herein contained shall be secured hereby and shall bear interest from the date incurred at the highest rate then provided in the Note until paid by Mortgagor.

ARTICLE III

Miscellaneous

3.01   No Implied Waiver. Any delay by Mortgagee in exercising or any failure by Mortgagee to exercise any right or remedy hereunder or afforded by law shall not be a waiver of nor preclude the exercise of any right or remedy hereunder, whether on such occasion or any future occasion.

3.02   Remedies Cumulative. Each remedy of Mortgagee is distinct and cumulative to each other right or remedy under this Mortgage or afforded by law and may be exercised concurrently or independently. Foreclosure of this Mortgage will not affect or limit any right or remedy of Mortgagee on account of any breach by Mortgagor of the terms of this Mortgage occurring prior to such foreclosure.

3.03   Successors and Assigns. The rights hereunder shall inure to the successors and assigns of Mortgagee. The term "Mortgagor" shall be deemed to include the successors and assigns of Mortgagor, including any purchasers or transferees of the Mortgaged Property or any interest therein.

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3.04 Notices. Any notice, request, demand or other communication permitted or required hereunder shall be in writing and shall be deemed duly given if deposited in the United States mails, first class postage prepaid, addressed to the party for whom intended at the address specified in Section 1.07 or at such other address as such party shall have notified the other.

3.05 Headings. The headings of the sections contained herein are for convenience only and are not to be construed to be a part of or limit or affect the terms hereof.

3.06 Waiver of Rights Regarding Remedies. Mortgagor understands that under the Constitutions of the United States and the State of Minnesota it may have the right to notice and hearing before the Mortgaged Property may be sold and that the procedure for foreclosure by advertisement described in this Mortgage does not insure that notice will be given to Mortgagor, and neither said procedure for foreclosure by advertisement nor the Uniform Commercial Code requires any such hearing or other judicial proceeding. Mortgagor hereby relinquishes, waives and gives up its constitutional rights, if any, to notice and hearing before sale of the Mortgaged Property and expressly consents and agrees that the Mortgaged Property may be foreclosed by advertisement and that personal property covered by this Mortgage may be disposed of pursuant to the Uniform Commercial Code, all as described above.

3.07 Severability and Survival. The unenforceability or invalidity of any provision or provisions of this Mortgage as to any persons or circumstances shall not render that provision or those provisions unenforceable or invalid as to any other persons or circumstances, and all provisions hereof, in all other respects, shall remain valid and enforceable.

IN WITNESS WHEREOF, Mortgagor has executed this Mortgage as of the day and year first-above written.

> CRI Hotel Income of Minnesota, LLC
>
> By CRI Hotel Income Partners, L.P.
> Its Member
>
> > By CRICO Hotel Associates I, L.P.
> > Its General Partner
> >
> > > By C.R.I., Inc.
> > > Its General Partner
> > >
> > > By
> > > William B. Dockser
> > > Its Chairman

STATE OF MARYLAND)
) ss.
COUNTY OF MONTGOMERY)

The foregoing instrument was acknowledged before me this 15 day of December, 2010, by William B. Dockser, the Chairman of C.R.I., Inc., a Delaware corporation, the General Partner of CRICO Hotel Associates I, L.P., a Delaware limited partnership, a member of CRI Hotel Income Partners, L.P., a Delaware limited partnership, a member of CRI Hotel Income of Minnesota, LLC, a Delaware limited liability company, on behalf of that limited liability company.

Sharon M. Ryan
Notary Public
My Commission Expires: 1/21/2014

This instrument was drafted by:

MOSS & BARNETT (KMB)
A Professional Association
90 South Seventh Street, Suite 4800
Minneapolis, Minnesota 55402-4129

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That certain land situated in Hennepin County, Minnesota, described as follows:

Lots 1 and 2, Block 1, University Cricket Inn Addition

EXHIBIT B

Fixtures:

All gas and electric fixtures, wiring, radiators, heaters, heat regulators, oil burners, stokers, air conditioning and heating apparatus, engines and machinery, boilers, elevators and motors, sinks, water closets, basins, pipes, faucets and other plumbing and heating fixtures, refrigerating plants and units, telephone, security, communication, and television facilities, and such other goods and personal property as are now or shall hereafter be attached to the Land or the Improvements by nails, screws, bolts, pipe connections, masonry, or in any other manner; also all window screens, storm windows and doors, shades and awnings, which are or shall be deemed to be fixtures and a part of the Land and Improvements; together with all additions, accessions, increases, parts, fittings, accessories, renewals, replacements, substitutions, betterments and repairs and together with all rents, income, issues and profits of and from the Land, Improvements or Fixtures; all insurance policies maintained by Mortgagor in favor of Mortgagee, which cover the Land, Improvements or Fixtures and all proceeds thereof; any award, payment or consideration payable to Mortgagor for any taking of or damage to the Land, Improvements and Fixtures, or any portion thereof, as a result of condemnation or any voluntary conveyance in lieu of condemnation.

EXHIBIT C

Permitted Encumbrances

1.   Real estate taxes and installments of special assessments and interest thereon certified thereto, not yet due and payable.

2.   Special assessments hereafter levied.

3.   Ordinances, codes, laws and regulations of any governmental authority having jurisdiction over the Mortgaged Property to the extent that the Mortgaged Property is in compliance therewith.

4.   Easements of record.

5.   Other matters that have been disclosed in writing to Mortgagee by Mortgagor on or prior to the date of this Mortgage.

CERTIFICATE OF SECRETARY OF
C.R.I., INC.

I, H. William Willoughby, do hereby certify that I am the duly appointed and qualified Secretary and the keeper of the records of C.R.I., Inc., the general partner of CRICO Hotel Associates I, L.P., the General Partner of CRI Hotel Income Partners, L.P. which is a Member of CRI Hotel Income of Minnesota, LLC, a limited liability company organized and existing under the laws of the State of Delaware (the "Company").

I further certify to Franklin National Bank of Minneapolis that:

(A)   Attached hereto as Exhibit A is a true copy of the Certificate of Formation of the Company which is currently in effect and has not been amended;

(B)   Attached hereto as Exhibit B is a true copy of the Limited Liability Company Agreement of the Company which is currently in effect and has not been amended;

(C)   Attached hereto as Exhibit C is a true copy of the resolutions of the C.R.I., Inc., as general partner of the general partner of the Member of the Company that were adopted in lieu of a special meeting of the Board of Directors of C.R.I., Inc. in accordance with the Limited Liability Company Agreement of the Company effective on December 1, 2010, and which resolutions are currently in effect and have not been amended.

IN WITNESS WHEREOF, I have subscribed my name as Secretary of the Company on December 17, 2010.

H. William Willoughby
Secretary

Exhibit A - Copy of Certificate of Formation

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:03 PM 11/09/2010
FILED 12:58 PM 11/09/2010
SRV 101070752 - 4895927 FILE

CERTIFICATE OF FORMATION
OF
CRI HOTEL INCOME OF MINNESOTA, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

ARTICLE 1.

The name of the limited liability company is CRI Hotel Income of Minnesota, LLC.

ARTICLE 2.

The registered office of the limited liability company in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, I have executed this Certificate of Formation as of November 9, 2010.

_____
Beckie L. Northrop, Authorized Person

4828195_1

Exhibit B - Copy of Limited Liability Company Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

CRI HOTEL INCOME OF MINNESOTA, LLC

This Limited Liability Company Agreement (together with the schedules attached hereto, this "Agreement") of CRI Hotel Income of Minnesota, LLC, a Delaware limited liability company (the "Company"), is entered into by CRI Hotel Income Partners, L.P., a Delaware limited partnership, as the Company's sole member (the "Member") and Capitol Hotel Group, Inc., a Delaware corporation as the Special Member (as defined in Section 5(c)), effective as of November 9, 2010 ("Effective Date"). Capitalized terms used herein and not otherwise defined have the meanings set forth on Schedule A hereto.

The Company has been formed as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (Title 6, Chapter 18 §18-101 et. seq.), as amended from time to time (the "Act") by filing the Certificate of Formation with the Delaware Secretary of State on November 9, 2010.

Now, therefore, the Member, by execution of this Agreement, (i) hereby creates the Company as a limited liability company pursuant to and in accordance with the Act and (ii) the Member and the Special Member, for valid consideration hereby acknowledged, hereby agree as follows:

Section 1.   Name.

The name of the Company is CRI Hotel Income of Minnesota, LLC.

Section 2.   Principal Business Office.

The principal business office of the Company shall be 2407 University Avenue SE, Minneapolis, MN 55414, or such other location as may hereafter be determined by the Member.

Section 3.   Registered Office.

The Company's registered address in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

Section 4.   Registered Agent.

The Company's registered agent in the State of Delaware is National Registered Agents, Inc.

Section 5.   Members.

a.   The name and the mailing address of the Member are set forth on Schedule B attached hereto.

b.   Subject to the Certificate of Formation and this Agreement, the Member may act by written consent.

c.   If the Member ceases to be a member of the Company (other than upon a voluntary assignment by the Member of all of its limited liability company interest in the Company and the admission of the transferee to the Company, effective immediately prior to such assignment, pursuant to Section 16 hereof), each Person who has executed a counterpart to this Agreement acknowledging their obligation to become a member of the Company under certain circumstances as specifically set forth herein (a "Special Member") shall, without any action of any Person and simultaneously with the Member ceasing to be a member of the Company, automatically be admitted to the Company as a member of the Company and shall continue the Company without dissolution. No Special Member may resign from the Company or transfer its rights as Special Member unless a successor Special Member has been admitted to the Company as Special Member by executing a counterpart to this Agreement; provided, however, a Special Member shall automatically cease to be a member of the Company upon the Special Member's admission to the Company of a Substitute Member (as defined herein), but shall continue as the Company's Special Member. A Special Member shall be a member of the Company that has no interest in the profits, losses and capital of the Company and has no right to receive any distributions of Company assets. Pursuant to Section 18-301 of the Act, a Special Member shall not be required to make any capital contributions to the Company and shall not receive a limited liability company interest in the Company. A Special Member, in its capacity as Special Member, may not bind the Company. Except as required by any mandatory provision of the Act or this Agreement, a Special Member, in its capacity as a Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, the Company, including, without limitation, the merger, consolidation or conversion of the Company. Prior to its admission to the Company as a member of the Company, each Person agreeing to act as a Special Member shall not be a member of the Company and have no rights to profits, losses, distributions or to exercise any control over the Company.

Section 6.   Certificates.

The Member shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business. The existence of the Company as a separate legal entity shall continue until cancellation of the Certificate of Formation as provided in the Act.

Section 7.   Purposes.

Subject to the Certificate of Formation and this Agreement, the purposes of the Company are to engage in any activity for which limited liability companies may be organized in the State of Delaware. Notwithstanding the foregoing or anything to the contrary herein, and for so long as that certain Term Loan (as defined in that certain Term Loan Agreement by the Company and Franklin National Bank of Minneapolis dated December ___, 2010) remains unpaid, the Company will reserve and maintain its separate company existence, rights, franchises and privileges in the jurisdiction of its formation, and qualify and remain qualified, as a foreign company in each jurisdiction in which such qualification is necessary or desirable in view of its business and operations or the ownership of its properties. Without limiting the generality of the foregoing, and for so long as that certain Term Loan remains unpaid, the Company will:

a.   not commingle its assets with assets of any other Person;

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b. maintain separate records, books of account, bank accounts, financial statements, and accounting records and other entity documents apart from those of any other Person;

c. maintain an arm's length relationship with its Affiliates;

d. not maintain its assets in such a manner that it will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

e. not hold out its credit or assets as being available to satisfy the obligations of others;

f. hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business in its own name and strictly comply with all organizational formalities to maintain its separate existence;

g. correct any known misunderstanding regarding its separate identity;

h. maintain adequate capital in light of its contemplated business purpose, transactions and liabilities;

i. allocate fairly and reasonably any overhead for shared office space;

j. use separate stationery, invoices and checks;

k. pay its own liabilities only out of its own funds;

l. not acquire obligations or securities of its Affiliates;

m. not permit its Affiliates independent access to its bank accounts; and

n. maintain a sufficient number of employees in light of the Company's contemplated business operations and pay the salaries of its own employees.

Section 8. Powers.

Subject to the Certificate of Formation and this Agreement, the Company shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 conferred upon limited liability companies formed pursuant to the Act. The Company, by or through the Member on behalf of the Company, may execute, deliver and perform all documents, agreements, certificates, or financing statements contemplated thereby or related thereto, all without any further act, vote or approval of any other Person notwithstanding any other provision of this Agreement or the Act. The foregoing authorization shall not be deemed a restriction on the powers of the Member to enter into other agreements on behalf of the Company.

Section 9. Management.

Subject to the Certificate of Formation and this Agreement, the business and affairs of the Company shall be managed by or under the direction of the Member. Subject to the Certificate of Formation and this Agreement, the Member has the authority to bind the Company.

Section 10.   Limited Liability.

Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and no Member or Special Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Special Member of the Company.

Section 11.   Capital Contributions.

The Member is deemed admitted to the Company as the member of the Company upon the execution and delivery of this Agreement.

Section 12.   Additional Contributions.

The Member is not required to make any additional capital contribution to the Company. However, a Member may make additional capital contributions to the Company at any time upon the written consent of such Member. The provisions of this Agreement, including this Section 12, are intended solely to benefit the Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement) and no Member shall have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

Section 13.   Income Tax Status.

The Company shall be a disregarded entity as defined in Treasury Reg. §301.7701-3(b)(1)(ii) for federal and state income tax purposes.

Section 14.   Distributions.

Distributions shall be made at the times and in the amounts determined by the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its limited liability company interest in the Company if such distribution would violate Section 18-607 of the Act.

Section 15.   Books and Records.

The Member shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business.

Section 16.   Assignments.

If the Member voluntarily transfers all of its limited liability company interest in the Company pursuant to this Section 16 and the Certificate of Formation, the transferee shall be admitted to the Company as a member of the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement. Such admission shall be

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deemed effective immediately prior to the voluntary transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company. Notwithstanding anything in this Agreement or the Certificate of Formation to the contrary, any successor to a Member by merger or consolidation shall, without further act, be a Member hereunder, and such merger or consolidation shall not constitute an assignment for purposes of this Agreement or the Certificate of Formation and the Company shall continue without dissolution.

Notwithstanding any other provision in this Agreement and in addition to the foregoing, no consent of the Member shall be required to permit (i) a Member to pledge its limited liability company interests in the Company as security for a loan to such Member or any affiliate of such Member, or (ii) a pledgee of the Member's limited liability company interests in the Company to transfer such limited liability company interests in the Company in connection with such pledgee's exercise of its rights and remedies with respect thereto, or to permit such pledgee to be substituted for the Member under this Agreement in connection with such pledgee's exercise of such rights and remedies.

Section 17.   Resignation.

If the sole remaining Member of the Company resigns its membership in the Company, the provisions of Section 18 shall apply.

Section 18.   Dissolution.

a.   Subject to the Certificate of Formation and this Agreement, the Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following: (i) the resignation or dissolution of the last remaining member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining member of the Company in the Company, unless the business of the Company is continued in a manner permitted by this Agreement, or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act. Upon the occurrence of any event that causes the last remaining member of the Company to cease to be a member of the Company, to the fullest extent permitted by law, the Special Member is hereby authorized to, and shall, within 90 days after the occurrence of the event that terminated the continued membership of such Member in the Company, agree in writing (i) to continue the Company, and (ii) to the admission of a Person as a substitute member of the Company (the "Substitute Member"), effective as of the occurrence of the event that terminated the continued membership of the last remaining member of the Company in the Company.

b.   Notwithstanding any other provision of this Agreement or the Certificate of Formation, the bankruptcy (as defined in the Act) or dissolution of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution. Notwithstanding any provision in this Agreement or the Certificate of Formation to the contrary, upon the occurrence of any event that causes the Member to cease to be a member of the Company, the Special Member is hereby authorized to, and shall, within 90 days after the occurrence of the event that terminated the continued membership of such Member in the Company, appoint a Person as a Substitute Member of the Company. In the event of dissolution of the Company pursuant to this Section, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

c. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the Act.

Section 19. Waiver of Partition; Nature of Interest.

To the fullest extent permitted by law, each Member and Special Member hereby irrevocably waives any right or power that such Member or Special Member might have to cause the Company or any of its assets, including, but not limited to, the Property, to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company, and no Member shall have the status of a creditor with respect to any distribution pursuant to Section 14 hereof. The interest of the Member in the Company, except for income tax purposes, is personal property.

Section 20. Benefits of Agreement; No Third-Party Rights.

None of the provisions of this Agreement or the Certificate of Formation shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of any Member. Nothing in this Agreement or the Certificate of Formation shall be deemed to create any right in any Person not a party hereto, and neither this Agreement nor the Certificate of Formation shall be construed in any respect to be a contract in whole or in part for the benefit of any third person.

Section 21. Severability of Provisions.

Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 22. Entire Agreement.

This Agreement and the Certificate of Formation constitute the entire agreement of the parties with respect to the subject matter hereof.

Section 23. Governing Law.

This Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 24.   Amendments.

Subject to the Certificate of Formation and this Agreement, this Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

Section 25.   Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument.

Section 26.   Notices.

Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail, or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (a) in the case of the Company, to the Company at its address in Section 2, (b) in the case of a Member, to such Member at its address as listed on Schedule B attached hereto and (c) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

Section 27.   Enforcement by Special Member.

Not withstanding any other provision of this Agreement, the Member agrees that this Agreement, including without limitations, Sections 5(c), 7, 8, 16, 17, 18, 19, 20, 24, or this Section 27, constitutes a legal, valid and binding agreement of the Member, and is enforceable against the Member by the Special Member.

[Signatures commence on the following page.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Limited Liability Company Agreement as of the Effective Date.

MEMBER:

CRI HOTEL INCOME PARTNERS, L.P.

By: CRICO Hotel Associates I, L.P.
Its: General Partner

        By: C.R.I., Inc.
        Its: General Partner

H. William Willoughby, its President

SPECIAL MEMBER:

CAPITOL HOTEL GROUP, INC.

By: H. William Willoughby, its President

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SCHEDULE A

Definitions

A.   Definitions

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

"Act" has the meaning set forth in the preamble to this Agreement.

"Affiliates" means any of the following Persons: (a) any member, manager, officer or employee of the Company; or (b) any Subsidiary and any company in which any Person described in subsection (a) of this definition owns a 5% or greater equity interest.

"Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated or supplemented form time to time.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on November 11, 2010 as amended or amended and restated from time to time.

"Company" means CRI Hotel Income of Minnesota, LLC, a Delaware limited liability company.

"Member" means CRI Hotel Income Partners, L.P., a Delaware limited partnership, as the initial member of the Company, and includes any Person admitted as an additional member of the Company or a Substitute Member of the Company (as defined herein) pursuant to the provisions of this Agreement, each in its capacity as a member of the Company; provided, however, the term "Member" shall not include the Special Member.

"Person" means an individual, corporation, limited liability company, partnership, joint venture, trust or unincorporated organization or governmental agency or political subdivision thereof.

"Property" means the land legally described as (a) Lot 1, Block 1, University Cricket Inn Addition, Hennepin County, Minnesota, and (b) Lot 2, Block 1, University Cricket Inn Addition, Hennepin County, Minnesota.

"Special Member" means a member of the Company that becomes a member in accordance with Section 5(c) and shall only have the rights and duties expressly set forth in this Agreement.

"Subsidiary" means any entity of which more than 50% of the outstanding equity interests having ordinary voting power to elect a majority of the board of directors, board of governors or comparable governing body of such entity (irrespective of whether or not at the time equity interests of such entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by the Company, by the Company and one or more other Subsidiaries, or by one or more other Subsidiaries.

"Term Loan" has the meaning set forth in Section 7 of this Agreement.

B.   Rules of Construction

Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms.   The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this Agreement.

SCHEDULE B

Member(s)

Name

CRI Hotel Income Partners, L.P.

Mailing Address

11200 Rockville Pike, Suite 500

Rockville, MD 20852

4840710

Exhibit C - Adopted Resolutions

WRITTEN CONSENT IN LIEU OF SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
C.R.I., INC.

In lieu of a special meeting of the Board of Directors of C.R.I., Inc., a Delaware corporation (the "Corporation"), the Directors of the Corporation, in accordance with Section 141(f) of the General Corporation Law of the State of Delaware, hereby adopt the following resolutions effective as of November 9, 2010:

WHEREAS, the Corporation is the general partner of CRICO Hotel Associates I, L.P. ("CRICO") which is a general partner of CRI Hotel Income Partners, L.P. ("CHIPS"), which is a Member of CRI Hotel Income of Minnesota, LLC, a Delaware limited liability company (the "Company"), which owns a hotel complex located in Minneapolis, Minnesota, known as the Days Inn University Hotel (the "Property"); and

WHEREAS, the Company has the opportunity to refinance the Property with Franklin National Bank of Minneapolis ("Franklin National Bank");

WHEREAS, the Corporation as general partner of CRICO has reviewed the terms of the Loan Commitment of Franklin National Bank for the refinancing of the Property dated October 20, 2010 (the "Commitment") and determined that it is in the best interests of the Company to enter into a loan with Franklin National Bank (the "Loan") in accordance with the terms of said Commitment; and

NOW, THEREFORE, BE IT RESOLVED, that the Corporation as general partner of CRICO as general partner of CHIPS as member of the Company hereby approves of the Loan; and

BE IT FURTHER RESOLVED, that the Corporation in its capacity as general partner of CRICO, a general partner of CHIPS, the Member of the Company, is hereby authorized to enter into, execute and deliver any and all agreements, certificates, instruments, consents, or other documents which its authorized officers deem necessary or advisable to effectuate the Loan, including without limitation that certain Term Loan Agreement, that certain $3,500,000 Term Note, that certain Mortgage, that certain Security Agreement and those certain UCC-1 Financing Statements substantially in the form presented to the Corporation by Franklin Bank; and

BE IT FURTHER RESOLVED, that each of the Chairman, President, or any Senior Vice President or Vice President, hereby is authorized to execute and deliver any and all necessary documents or instruments on behalf of the Corporation, in its capacity as general partner of CRICO, a

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general partner of CHIPS, the Member of the Company, with such changes as he/she deems necessary or advisable, the execution and delivery of such documents to be conclusive evidence that the same were authorized by this resolution; and

BE IT FURTHER RESOLVED, that the Secretary and any Assistant Secretary of the Corporation hereby is authorized, empowered and directed to certify and attest any documents which he/she may deem necessary or appropriate on behalf of CRICO, as general partner of CHIPS, the member of the Company, to effectuate the Loan; and

BE IT FURTHER RESOLVED, that all of the acts and transactions of the officers of the Corporation on behalf of CRICO, as general partner of CHIPS, the member of the Company, to effectuate the Loan which have been made or taken prior to the effective date of these resolutions in furtherance of the purposes of these resolutions are hereby, ratified and approved.

(Balance of Page Intentionally Left Blank)

The Directors, by signing this Consent, agree to the transaction of the business of the special meeting of the Board of Directors by the unanimous consent of the Directors in lieu of such meeting, and order that this Consent be filed with the records of the proceedings of the Board of Directors.

APPROVED:

William B. Dockser

H. William Willoughby

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